UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 5, 6, 7, 10 and 11, 2017, the requisite Italian Internal Dealing forms were issued and made publicly available on the Company’s website at www.luxottica.com and on the storage platform at www.emarketstorage.com to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”), please see the Company’s Annual Report on Form 20-F available on the Company’s website and filed with the SEC.

On April 5, 6, 7 and 10, 2017, internal dealing forms were filed by Mr. Luigi Francavilla reporting that 49,200 ordinary shares of the Company were sold on each of April 4, April 5, April 6 and April 7, respectively, in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 50.8327, Euro 50.9333, Euro 50.65 and Euro 50.8622, respectively. Additionally, on April 11, 2017, an internal dealing form was filed by Mr. Francavilla reporting that 49,800 ordinary shares of the Company were sold on April 10, 2017 in market transactions on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 50.8221.  The shares disclosed in Mr. Francavilla’s filings were held in joint usufruct with his wife.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 12, 2017		MICHAEL A. BOXER
Group General Counsel